UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

DICE Therapeutics, Inc.

(Name of Subject Company)

DICE Therapeutics, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

23345J 10 4

(CUSIP Number of Class of Securities)

J. Kevin Judice, Ph.D.

Chief Executive Officer

DICE Therapeutics, Inc.

400 East Jamie Court, Suite 300

South San Francisco, California

(650) 566-1420

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Matthew Rossiter, Esq.

Amanda Rose, Esq.

Douglas N. Cogen, Esq.

David K. Michaels, Esq.

Chelsea Anderson, Esq.

Fenwick & West LLP

555 California Street, 12th Floor

San Francisco, CA 94104

(415) 875-2300

Scott Robertson Chief Business and Financial Officer DICE Therapeutics, Inc. 400 East Jamie Court, Suite 300 South San Francisco, California (650) 566-1420

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by DICE Therapeutics, Inc., a Delaware corporation (“DICE”), with the Securities and Exchange Commission (the “SEC”) on June 30, 2023 (the “Schedule 14D-9”), relating to the offer (the “Offer”) by Durning Acquisition Corporation (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), to purchase all of the outstanding shares of DICE common stock, par value $0.0001 per share (the “Shares”), at a purchase price of $48.00 per Share, net to the seller in cash, without interest, and subject to applicable tax withholding, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of June 18, 2023, by and among DICE, Lilly and Purchaser (the “Merger Agreement” and the transactions contemplated therein, the “Transactions”), the Offer to Purchase, dated as of June 30, 2023, and the related Letter of Transmittal, each as amended or supplemented from time to time.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information

The subsection of Item 8 of the Schedule 14D-9 entitled “Regulatory Approvals—U.S. Antitrust Laws” is hereby amended as follows:

The following sentence is added at the end of the second full paragraph as follows:

“The waiting period applicable to the Offer under the HSR Act expired effective August 8, 2023 at 11:59 p.m., Eastern time.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section after the last paragraph:

“Expiration of Offering Period; Completion of Merger

The Offer and related withdrawal rights expired as scheduled at one minute past 11:59 P.M., Eastern time, on August 8, 2023 (such date and time, the “Expiration Time”) and was not further extended. The depositary for the Offer has advised that, as of the Expiration Time, 42,265,390 Shares had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 88.4% of the then issued and outstanding Shares. Accordingly, the Minimum Tender Condition has been satisfied. Purchaser has accepted for payment, and will promptly pay for, all Shares that were validly tendered and not properly withdrawn pursuant to the Offer prior to the Expiration Time.

Following consummation of the Offer, on August 9, 2023, Lilly completed its acquisition of DICE pursuant to the terms of the Merger Agreement through the merger of Purchaser with and into DICE, and without a meeting of stockholders of DICE in accordance with Section 251(h) of the DGCL, with DICE surviving as a wholly-owned subsidiary of Lilly.

Following the Merger, all Shares ceased trading prior to the opening of trading on The Nasdaq Global Market on August 9, 2023 and will be delisted from The Nasdaq Global Market and deregistered under the Exchange Act.

On August 9, 2023, Lilly issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. A copy of the press release issued by Lilly is filed as Exhibit (a)(5)(C) to the amendment to the Schedule TO filed with the SEC on August 9, 2023 and is incorporated by reference herein.”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description

(a)(5)(B)	Press Release issued by Eli Lilly and Company on August 9, 2023 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO-T/A filed with the SEC by Eli Lilly and Company and Durning Acquisition Corporation on August 9, 2023).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule 14D-9 is true, complete and correct.

DICE Therapeutics, Inc.

Date: August 9, 2023	By:	/s/ Scott Robertson
		Name:	Scott Robertson
		Title:	Chief Business and Financial Officer